ADDENDUM TO

INVESTMENT MANAGEMENT AGREEMENT

            This Addendum dated February 24, 2015, is to the Investment Management Agreement made as of January 26, 2000, and amended as of April 1, 2012 (the “Agreement”), by and between Franklin Managed Trust, a Delaware statutory trust (the “Trust”), on behalf of Franklin Rising Dividends Fund (the “Fund”), a series of the Trust, and Franklin Advisory Services, LLC, a Delaware limited liability company (the “Manager”).

            WHEREAS, both the Manager and the Trust wish to revise the investment management fee schedule of the Agreement; and

            WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following addendum at a meeting on February 24, 2015.

            NOW, THEREFORE, in consideration of the foregoing premises, Section 7(a) of the Agreement is hereby removed and replaced with the following:

7. (a) The Fund agrees to pay to the Manager, and the Manager agrees to accept, as full compensation for all administrative and investment management services furnished or provided to the Fund and as full reimbursement for all expenses assumed by the Manager, a management fee computed at the annual rate based on the average daily net assets of the Fund:

0.750% of the value of net assets up to and including $500 million;

0.625% of the value of net assets over $500 million up to and including $1 billion;

0.500% of the value of net assets over $1 billion up to and including $5 billion;

0.490% of the value of net assets over $5 billion up to and including $10 billion;

0.480% of the value of net assets over $10 billion up to and including $20 billion; and

0.470% of the value of net assets in excess of $20 billion.

            IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.

FRANKLIN MANAGED TRUST

on behalf of Franklin Rising Dividends Fund

By:   /s/ Steven J. Gray

Name: Steven J. Gray

Title:   Vice President and Secretary

FRANKLIN ADVISORY SERVICES, LLC

By:  /s/ Donald G. Taylor

Name: Donald G. Taylor

Title:   President & Chief Investment Officer

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